Exhibit 99.1

April 12, 2017

To:	Alcobra Ltd ("The Company") 132 Derech Menachem Begin Tel-Aviv 6701101

Brosh Capital is summoning an Extraordinary General Meeting

[References: Brosh Capital LP and Exodus Capital LP letter dated Marth 16th, 2017 (the "Request Letter") and The Company's letter dated April 5th, 2017 ("Response Letter")]

We hereby confirm receipt of your letter dated April 5th, 2017, and we respectfully respond as follows (which shall not be deemed exhaustive):

First, we would like to inform you that according to Section 63(c) of the Israeli Companies Law, 5759-1999 ("Companies Law"), you should have summoned a general meeting of the shareholders of the Company within 21 days from the date of our demand. Since you have not acted in a responsible manner and not even in accordance with the provisions of the law, we hereby inform you that we are acting to convene an independent general meeting. Also, please be aware that in accordance with the provisions of section 64(b) of the Companies Law, The Company must cover all of our expenses relating with this matter.

Furthermore, pursuant to the Request Letter (attached hereon as Appendix A), we respectfully reject your reasoning for not convening the General Meeting as requested in the Request Letter.

1.	Your response to the Request Letter is nothing but a delaying tactic and is detrimental to The Company and all of its shareholders, and in violation of the duties by law of the members of the board of directors, causing extreme damages to The Company and all of its shareholders, all in order for the members of the board of directors to keep their seats on the board a little while longer. You continue to act in the interests of the board and management at the expense of all shareholders.
2.	Your reasoning set forth in your Response Letter is not acceptable for the following non-exhaustive reasons:
2.1.	Your response to the proposal to immediately remove and dismiss all of the serving members of the board of directors of The Company

Your response to our request is unfounded. While the goal of The Company's Articles of Association ("The Articles") is, inter alia, to ensure the stability of The Company, it must not do so at the expense of The Company's shareholders. Furthermore, we disagree with the premise that the removal of all serving directors and the appointment of new directors to the board will de-stabilize The Company. The current members of the board have not held and continue not to hold management accountable, and therefore must be replaced.

Furthermore, the stability or instability of The Company's board of directors, despite its importance, is not a consideration that The Company's board of directors should or may consider when it is required to convene a general meeting by a substantial shareholder. The exercise of the discretion of the board of directors in this category constitutes an excess of the authority of the members of the board of directors of The Company, with all that this entails. We find it preposterous that the same board who has not exercised its fiduciary duty to shareholders is now claiming to act in the best interests of The Company. You remain consistent in your self-serving behavior to continue and destroy shareholder value.

2.2.	Your response to the proposal to amend section 4.2.1 of the Articles

As stated bellow, this proposal is necessary in order for the general meeting to be able to determine the number of directors on the board of directors, and not just the annual general meeting.

As for your response regarding the "additional and substantial expense" in convening the requested general meeting, we refer you to the below said in section 2.4 to this letter.

Also, we are aware of the recently enacted Israeli regulations, and while we believe that the Articles may reflect such change, there are many sections in the Articles mentioning external directors. We agree with your response that such sections should be changed, and therefore we believe that we are in agreement with you that you may convene a general meeting in order to amend the Articles so that it will reflect the recently enacted Israeli regulations, while also implementing our requests to the Articles.

2.3.	Your response to the proposal to appoint six candidates to serve as directors on the board of directors

As we are well aware of our demand that the board of director consist of five directors we did not intend for them to be voted on as a single unit. It is up to The Company's shareholders to vote for the five candidates they deem fit to represent their interest on the board of directors.

Your claim that only the annual general meeting can appoint directors is without basis and is merely a delay tactic and an excuse for the board of directors to keep this travesty a little while longer.

The Articles clearly state in article 3.1.1.4 that the decision regarding the appointment of directors shall be taken at the general meeting. While article 4.2.2 of the Articles of Association states that the directors of The Company shall be elected at an annual meeting, it does not limit the general meeting's authority to do so at a different general meeting if they wish to do so.

Furthermore, your claim that the candidates do not meet with the qualifications required by applicable law is unfounded, as after the change of the members of the board of directors, a majority of the board will be "independent directors", as required by the NASDAQ listing rules.

Without derogating from the above, and while we disagree with your interpretation of the Articles, as shareholders, representing approximately 17% of The Company's voting rights, we hereby demand once again that the general meeting requested in the Request Letter be convened immediately and without any further delay, either by way of an extraordinary general meeting or an annual general meeting and if necessary in your opinion (while we are of the opinion that it is not required), the following topic should be added to the agenda:

Amending article 4.2.2 of The Articles of Association

It is hereby proposed to amend paragraph 4.2.2 of The Articles of Association as such:

"Other than External Directors (who shall be elected and serve in the office in strict accordance with the provisions of the Companies Law), the Directors in the Company shall be elected at a General Meeting (either an annual meeting or an extraordinary general meeting) and shall serve in their office until the next Annual Meeting following their election, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is the earlier."

2.4.	Your response to the proposal to determine that the number of directors will be set at five

Your response to this topic is also unclear and vague. We, as shareholders of The Company, are interested in changing a provision of the Articles, and you as The Company's board of directors do not and cannot have a legal standing to prevent us from convening a general meeting of the shareholders of The Company, on which agenda will be the amendment requested.

While we found your response to this matter to be evasive and ludicrous, we do not object to your idea to convene immediately an annual general meeting, as The Company's last annual general meeting occurred on July 19th, 2016. It should be mentioned that we were aware of section 4.2.1 of the Articles, and, as you are well aware, the reason we requested that the general meeting will amend the said section, is so that the general meeting will be able to determine the numbers of directors on the board of directors, and not just the annual general meeting. It should also be mentioned that we strongly believe that five directors serving on the board of directors is enough to maintain a stable company, while keeping expenses to a minimum. We realize this request does not meet the extravagant spending habits you have grown accustomed to but as shareholders of The Company, we intend to watch carefully over every penny spent.

It is also baffling that you would raise the claim that the extraordinary general meeting requested will add additional and substantial expenses to The Company. It has not eluded us that the company's quarterly expenses are as high as approximately two million Dollars, which is one of the reasons why the requested general meeting is essential.

As set forth above, the undersigned demand once again, as shareholders representing approximately 17% of The Company's voting rights, that you immediately and without any further delay, convene the requested general meeting, either by way of an extraordinary general meeting or by way of an annual general meeting which will consist of all of the requested topics the Request Letter and the topic describes above in section 2.3, if so necessary.

Without limiting the foregoing, the undersigned continue their request that at any case in which, after receiving this letter, The Company will convene a general meeting of the shareholders of The Company ("The Early Meeting"), prior to convening the Requested General Meeting as requested in the Request Letter, then the topics requested in the Request Letter and the added topic above, will be added and discussed in The Early Meeting, in view of the fact that the topics the undersigned are requesting to add on the agenda of The Early Meeting continue to relate, essentially, to the ongoing conduct of The Company and its management. Therefore, they should be given the appropriate opportunity to be discussed as soon as possible.

As shareholders of The Company, we hereby demand that you convene the extraordinary general meeting as requested in the Request Letter and above, without delay, as any further delay causes considerable damages and substantial expenses to The Company and its shareholders.

In addition to the requested general meeting, we will seek to convene an independent general meeting by virtue of our authority in accordance with Article 64 of the Companies Law.

However, we would prefer that the date and location of the general meeting of the shareholders be coordinated with The Company, and therefore, if The Company convenes a general meeting, as requested by us, within 7 days of the date of this letter, we shall cancel the convening of the independent general meeting of the shareholders.

Please note that we will contact you with a demand to cover our expenses under section 64(b) of the Companies Law and we expect you to act in accordance to the provisions of that law.

Respectfully,

Brosh Capital L.P.

Exodus Capital L.P.